Exhibit (e)(6)

EXCERPTS FROM THE

CRYPTOLOGIC LIMITED

MANAGEMENT INFORMATION CIRCULAR

DATED MAY 10, 2011

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Remuneration Committee is responsible for developing and monitoring the Company’s approach to compensation. This includes developing compensation programs aimed at attracting, retaining and building high calibre management and expertise and providing for the orderly succession of management. The Remuneration Committee is also charged with periodically reviewing the compensation provided to Directors to ensure it adequately reflects the roles and responsibilities of the Board of Directors. Due to the size and structure of the business of the Company, the Remuneration Committee carries out its duties in consultation with other members of the Board of Directors and individual executive officers, as appropriate. In this respect, the Chief Executive Officer, and from time to time other members of senior management, are involved in providing input and guidance on specific compensation related issues. The Remuneration Committee carries out its duties with a particular focus on the unique characteristics of the Company, including the nature of its business and the challenges, risks and opportunities particular to it. In respect of the year ended December 31, 2010, these challenges included ensuring that the compensation program continued to meet its goals in light of the changes in the Company’s business, including the implementation of the Company’s announced plans to restructure the business. This requires consideration of the impact of these circumstances and developments on the Company as a whole, as well as their professional and personal impact on individual executives.

As part of developing the Company’s overall compensation program, the Remuneration Committee is also responsible for setting and reviewing the compensation packages for the Company’s “Named Executive Officers”

(each, an “NEO”)1. The names of the NEOs, together with detailed quantitative information regarding compensation earned by each NEO for the year ended December 31, 2010, is set out in the “Summary Compensation Table” below. The discussion below highlights the different elements of compensation comprising the compensation packages of the NEOs and should be read in conjunction with the Summary Compensation Table.

Objectives of Compensation Program

The nature, level and combination of elements of compensation made available to the NEOs is designed to attract, retain and motivate highly qualified executive officers, while promoting an alignment of interests between such executive officers and the Company’s shareholders. The Company has engaged third party consultants in the past to aid in determining the appropriate level of base salary, and appropriate combination between salary and other elements of compensation. While the information and recommendations provided by these past consulting engagements has historically been considered by the Remuneration Committee, the different elements and levels of compensation have ultimately been tailored having regard to circumstances unique to the Company.

For the year ended December 31, 2010, determinations relating to compensation were made based on past practice, subject to alterations determined necessary to reflect current circumstances and developments.

Elements of the Compensation Program

As discussed in further detail below, the Company’s compensation program is comprised of the following elements: base salary, allowances, cash bonus, stock option awards, long-term incentive plan (“LTIP”) awards, participation in an employee share purchase plan, certain limited pension benefits and selective allowances. While most of these elements are available to all NEOs, allowances and pension benefits are individually tailored and provided on a comparatively limited basis. Moreover, no LTIP grants were made in the fiscal years 2009 and 2010. As well, while elements of compensation are subject to achievement of a mix of personal and corporate objectives, the Company’s compensation program is designed overall to reward superior individual and corporate performance.

The general policy relating to requisite individual and corporate objectives is set by the Remuneration Committee and is reviewed from time to time to ensure it is responsive to changes in individual NEO circumstances as well as the business of the Company as a whole, including general market conditions, and those specific to the market for the Company’s business. Awards under the Company’s stock option plan are also guided by objectives specific to those programs. Awards to individual NEOs are reviewed in light of the Remuneration Committee’s general policy and the specific elements of the stock option plan, as well as the objectives forming part of an NEO’s individual compensation program. Stock option and LTIP awards are discussed further in context below.

Base Salary and Bonus:

Base salary is a key element of the Company’s compensation program. The Company’s view is that a competitive base salary is crucial for retaining qualified executive officers. The amount payable to an NEO is determined primarily based on each NEO’s level of responsibility, experience and role within the business. For these reasons, base salary generally comprises the most significant component of NEO compensation. In comparison, bonus payments, option and LTIP awards and allowances or perquisites have been generally limited. Increases to base salary are made generally on an annual basis in consideration of individual and corporate performance following review by the Remuneration Committee.

Cash bonuses have historically formed part of the Company’s compensation program. While in some cases, NEO bonuses are non-discretionary and mandated by contractual terms between the Company and the NEO, generally, most NEO bonuses are discretionary, performance-based, and have been guided by annual

[1]	Under Form 51-102F6, “NEO” or “named executive officer” is defined as the following individuals: (a) a CEO; (b) a CFO; (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

management bonus programs. These programs have been designed to motivate excellence by connecting financial rewards with exceptional performance. Payment levels have therefore been set based on achievement of personal and corporate objectives. However, a level of discretion has been considered appropriate to afford the Remuneration Committee the flexibility to meet the Company’s compensation objectives. Historically, this was achieved by the Remuneration Committee allocating a specified amount to the bonus pool. This pool was then funded based on the Company’s development and performance over the relevant bonus period (typically, a fiscal year). Payments to individual officers were then made based on the amount available in the bonus pool (which was generated in correlation to corporate performance) and personal performance. Corporate objectives considered for these purposes have been based on overall profitability of the consolidated operations of the Company. Personal performance measures have included personal and overall contributions to the business, determined at the discretion of the Remuneration Committee. In consideration of the poor performance by the Company and the downturn in general economic conditions during the period, and to preserve capital, no bonus program was implemented for the most recently completed financial year, and thus, no discretionary performance bonus payments were made to NEOs in respect of such period. To the extent that bonuses were paid to NEOs in respect of the most recently completed financial year, those bonuses were paid pursuant to pre-existing contractual commitments owed to the said NEOs, and were non-discretionary in nature.

Stock Options:

Under the Company’s incentive stock option plan (the “Stock Option Plan”), options have a term of five years or less and are subject to earlier termination if the holder leaves the employ of the Company, unless the Remuneration Committee otherwise decides. Options granted to NEOs typically vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant. Vesting follows annually after the anniversary date of the original grant, and is accelerated in the event of a public takeover bid for the Company’s shares. The Company awards options to NEOs in order to attract and retain high quality individuals to serve as officers and executives of the Company and to ensure alignment of the interests of officers and executives with those of shareholders of the Company. Further details on the Stock Option Plan are set out below under the heading “Securities Authorized for Issuance under Equity Compensation Plans”.

Historically option grants to NEOs have been determined at the discretion of the Remuneration Committee, having regard to the need to reward performance while limiting the dilutive impact on the Shares. Such discretion was considered appropriate given the business of the Company, its size and structure, as well as the need to retain flexibility in light of changing circumstances. While the Remuneration Committee considers option grants from a principled perspective, keeping in line with the objectives of the compensation program and relevant market trends, options grants may also be based, in part, on the specific circumstances of individuals. A grant was made to Mr. Spiers in fiscal 2010. No other NEO was granted stock options in fiscal 2010.

Long-Term Incentive Plan:

The long-term incentive plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005. The LTIP is intended to enhance the Company’s ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align the interests of officers and executives with those of shareholders of the Company. The LTIP provides performance-based incentives, payable in cash, Shares or a combination of both. Any payments in Shares are made through acquisitions of those Shares by the Company in the secondary market, which avoids any dilutive effect to shareholders’ interests. The LTIP provides for the granting of performance share units (“PSUs”) on a discretionary basis to reward participants for growth in the Company’s earnings per share and share price, with vesting occurring over a 3 year period (generally referred to as a “performance cycle”). In the LTIP’s inaugural year, 50% of the initial grant of PSUs was structured to vest at the end of year 2, and the remaining 50% at the end of year 3. In subsequent years, grants are generally structured to vest 100% at the end of year 3. Vesting may also be accelerated under certain circumstances, such as a change of control of the Company as defined in the LTIP, or a participant’s death. The Chief Executive Officer, the President, each Vice President, each Director or Director-level executive, each other officer of the Company and certain consultants are eligible to participate in the LTIP, on a discretionary basis. Non-employee members of the Board of Directors are not eligible participants. Generally, PSUs granted under the LTIP are not transferable. PSU grants and the financial and performance objectives required for PSUs to vest are subject to review and approval of the Remuneration Committee.

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance cycles. The LTIP payout is generally based upon the product of three factors: (i) the number of PSUs awarded; (ii) the share price at the end of the performance cycle; and (iii) a “performance modifier” that is based upon cumulative earnings per share actually achieved by the Company during the performance cycle. Generally, if cumulative targeted earnings per share are not satisfied, no payouts are made. Grants were made under the LTIP from 2005 to 2007 with final maturity on December 31, 2009. No amounts were earned in fiscal year 2009, the final year of maturity. No PSUs have been granted since fiscal 2007.

Employee Share Purchase Plan:

In 2005, the Company established an Employee Share Purchase Plan (ESPP) to provide employees with an opportunity to purchase Shares, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company. Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries. Employees become eligible after six months of employment with the Company. There are four (4) offering periods (each, an “Offering Period”) per year (once a quarter), as determined by the Board of Directors. Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange. Employees may elect to purchase shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period. Employees can contribute up to 10% of their salary (excluding bonuses). The Company will match 50% of the employee’s contribution, subject to a C$2,500 annual limit. Shares purchased with Company match funds will have a 12 month hold period (from the date of purchase).

No Common Shares were purchased as part of the ESPP in 2010. As at December 31, 2010 there were 1,812 Shares held under the Employee Share Purchase Plan.

Allowances:

Certain limited allowances or personal benefits or perquisites are also made available to NEOs under the Company’s compensation program. These include car allowances, which are generally available to all NEOs consistent with market practices in the industry. In addition, allowances may be provided to reflect the unique circumstances of particular NEOs.

Comparator Group

The Company’s compensation program has historically been developed with reference to compensation offered by comparable publicly-traded, software companies. While comparator group compensation levels were historically used as a point of reference, NEO compensation is highly individualized with regard to the opportunities and challenges unique to the Company’s business. NEO compensation earned in respect of the year-ended December 31, 2010 was not set in direct reference to any comparator group or benchmark but was determined largely based on compensation levels paid in prior years. As discussed above, for the most recently completed financial year, salary comprised the main component of compensation as, for most NEOs, no discretionary bonuses were paid, no grants were made under the LTIP and Mr. Spiers was the only NEO to whom stock options were granted in 2010.

Determining NEO Compensation

Generally speaking, and subject to as otherwise set forth below, the compensation payable to each NEO for the most recently completed financial year was determined based on previously paid compensation adjusted to reflect changing circumstances and current market conditions. No NEO is involved in the decision-making process related to the setting of his own compensation. Mr. Gavagan, as the Interim CEO of the Company, makes recommendations to the Remuneration Committee regarding the compensation of all other NEOs.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Termination and Change of Control Benefits” there are certain circumstances that trigger or accelerate payments or the provision of other benefits to an NEO upon termination or a change of control relating to the Company. Elements that may be subject to payment or acceleration based on termination or change of control include salary, LTIP awards and stock option awards as discussed in further detail below.

Performance Graph

The following graph compares the Company’s five year cumulative total shareholder return to the S&P/TSX Composite Total Return Index, assuming reinvestment of dividends and considering $100 investment on January 1, 2006.

The Company, its business and its industry have been subject to a great deal of volatility and uncertainly during the five years reflected in the performance graph. The performance graph reflects, among other factors, the impact that regulatory changes and uncertainty, as well as changes in general economic conditions and the business of Company, have had on the price of the Shares. At the same time, there has been a significant increase in the challenges facing the Company, which of course impacts the role, breadth and scope of duties of the NEOs. As discussed above, compensation of NEOs is comprised of fixed and performance based compensation in the form of base salary, supplemented by bonuses, option grants, LTIP awards and allowances or perquisites as appropriate. Base salary, being a fixed component of overall compensation, forms the most significant element of this mix and is paid to reflect factors such as competence, skill, experience and the role of the NEOs in respect of the business of the Company. Base salary has remained relatively stable during the comparison period, taking into account cost of living and other adjustments, and further considering that the factors that are reflected in base salary are not diminished, but have taken on increased significance in the face of the escalating challenges the Company has faced and continues to face. While these challenges may have a negative impact on market performance of the Company’s stock, the Remuneration Committee must also consider the impact of these challenges on retention and motivation. At the same time, performance based elements of compensation have generally declined in correlation to, and reflective of, the decline in the price of Shares.

Summary Compensation Table

The following table presents all compensation in respect of the NEOs for the financial years ended December 31, 2010, 2009 and 2008.

Name and Principal Position	Year	Salary (1)	Share- Based Awards	Option- Based Awards	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation		Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans

David Gavagan Chairman, Interim Chief Executive Officer and Director	2010	111,549	NIL	NIL	NIL	NIL	NIL	76,263	(2)	187,812
	2009	NIL	NIL	NIL	NIL	NIL	NIL	95,462		95,462
	2008	NIL	NIL	NIL	NIL	NIL	NIL	29,965		29,965

Huw Spiers Group Head of Operations and Chief Financial Officer	2010	98,139	NIL	25,294	37,144	NIL	9,336	6,078	(3)	175,991
	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL		NIL
	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL		NIL

Ian Price	2010	255,041	NIL	NIL	NIL	NIL	29,368	10,820	(3)	295,229
Group Head of Business Development	2009	20,356	NIL	10,820	NIL	NIL	2,570	NIL		33,746
	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL		NIL

Brian Hadfield Former President, Chief Executive Officer and Director	2010	413,181	NIL	NIL	NIL	NIL	NIL	337,684	(4)	750,865
	2009	657,712	NIL	NIL	NIL	NIL	NIL	17,520	(3)	675,232
	2008	580,217	NIL	516,581	NIL	NIL	NIL	33,454		1,130,252

Stephen Taylor	2010	212,276	NIL	NIL	NIL	NIL	10,146	370,806	(5)	593,228
Former Chief Financial Officer and Director	2009	254,406	NIL	NIL	NIL	161,783	17,878	308,414		742,481
	2008	313,554	NIL	154,974	NIL	NIL	18,813	372,804		860,145

Tom McInnes	2010	184,071	NIL	NIL	20,857	NIL	7,701	87,989	(4)	300,618
Former Managing Director of Ads Dot Com	2009	84,784	NIL	3,119	NIL	NIL	7,487	207,440		302,830
	2008	NIL	NIL	NIL	NIL	NIL	NIL	55,055		55,055

Barry Townsend	2010	NIL	NIL	NIL	NIL	NIL	NIL	280,098	(6)	280,098
Former Head of Development and Operations	2009	NIL	NIL	NIL	NIL	NIL	NIL	269,048		269,048
	2008	NIL	NIL	NIL	NIL	NIL	NIL	55,055		55,055

(1)

All amounts in this Table are expressed in US dollars. Unless otherwise indicated, where actual compensation was paid in a currency other than US dollars, the amounts in this Table are calculated based on the average effective local currency to US dollar exchange rate for fiscal year in question.

(2)	This is the amount paid for being Chairman of the Board and a Director.
(3)	This amount consists of a car allowance.
(4)	These amounts are made up of (i) separation agreement payments and (ii) a car allowance. Mr. Hadfield did not receive any compensation in his role as a Director.
(5)

These amounts are made up of (i) amounts earned by Mr. Taylor while working away from Ireland, (ii) allowances for ongoing expenses provided to Mr. Taylor associated with his relocation and the relocation of his family to Dublin, Ireland including car allowance, cost of living adjustments, housing allowances and tuition reimbursements for the educational requirements of his family, (iii) a retention bonus due on each anniversary date of the date of his employment agreement with the Company up to February 14, 2010 and (iv) a payout for unused vacation days in Ireland. Mr. Taylor’s duties required him to spend approximately one-third of his time away from Ireland. With respect to the portion of his compensation associated with his time away from Ireland, Mr. Taylor was paid through a consulting arrangement between a wholly-owned subsidiary of the Company and a corporation wholly-owned by Mr. Taylor. Mr. Taylor did not receive any compensation in his role as a Director.

(6)

Mr. Townsend was a consultant to the Company. His primary role was to oversee the functions of our Development and Operations Groups. These amounts represent the fees paid to Townsend Squared Limited for the services of Mr. Townsend.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2010 in respect of NEOs.

	Option-Based Awards					Share-Based Awards
Name	Number Of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value Of Unexercised In-The-Money Options	Number Of Shares Or Units Of Shares That Have Not Vested	Market Or Payout Value Of Share- Based Awards That Have Not Vested
	(#)	($) (1)			($)	(#)	($)
Huw Spiers	45,000		1.18	September 9, 2015	10,350	NIL	NIL
Ian Price	10,000	C$	3.30	July 12, 2014	NIL	NIL	NIL

(1)	All amounts in this Table are expressed in US dollars unless otherwise indicated.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-Based Awards - Value Vested During The Year (1)	Share-Based Awards - Value Vested During The Year	Non-Equity Incentive Plan Compensation - Value Earned During The Year
David Gavagan	NIL	NIL	NIL
Huw Spiers	NIL	NIL	37,144
Ian Price	NIL	NIL	NIL
Brian Hadfield	NIL	NIL	NIL
Stephen Taylor	NIL	NIL	NIL
Tom McInnes	NIL	NIL	20,857
Barry Townsend	NIL	NIL	NIL

(1)	All amounts in this Table are expressed in US dollars.

Pension Plan Benefits

The Company provides pension benefits to certain NEOs: Mr. Spiers in respect of whom the Company was contractually obligated to contribute $9,336 in 2010 and Mr. Taylor, in respect of whom the Company was contractually obligated to contribute $10,146 in 2010 to the pension plan provided by the Company for all of its Ireland-based employees; Mr. Price, in respect of whom the Company was contractually obligated to contribute $29,368 in 2010 to a pension plan; and Mr. McInnes, in respect of whom the Company was contractually obligated to contribute $7,701 to a pension plan.

Termination and Change of Control Benefits

The following is a summary of termination and change of control payments or benefits accruing to NEOs.

Huw Spiers - Group Head of Operations and Chief Financial Officer

The Company and Mr. Spiers entered into an employment agreement dated May 6, 2010. Pursuant to Mr. Spiers’ employment agreement he is entitled to receive a fixed base salary, a bonus, a car allowance, and a contribution to his pension. Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

The Company may terminate Mr. Spiers’ employment by giving notice. In such case, Mr. Spiers will be entitled to a lump sum payment made up of the following sums: (a) 12 months’ base salary; and (b) any unpaid bonus in respect of the previous year of employment.

Termination With Respect to a Change of Control

(The contracts of various members of senior management contain a definition of “change of control” and such definitions are not necessarily identical in all cases.)

In the event Mr. Spiers’ employment is terminated in connection with or following a change of control of the Company, Mr. Spiers will be entitled to a termination payment as set out above, and in addition, he will be entitled to a lump sum payment equal to three months’ base salary.

Voluntary Termination by Mr. Spiers

Mr. Spiers must provide the Company with a minimum of three months’ written notice should he wish to voluntarily terminate his employment with the Company.

Ian Price - Group Head of Business Development

The Company and Mr. Price entered into an employment agreement dated December 6, 2009. Pursuant to Mr. Price’s employment agreement he is entitled to receive a fixed base salary, a bonus, a car allowance, and a contribution to his pension. Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

The Company may terminate Mr. Price’s employment by giving a minimum of nine months’ written notice. The Company may elect to pay Mr. Price in lieu of his period of notice.

Voluntary Termination by Mr. Price

Mr. Price must provide the Company with a minimum of nine months’ written notice should he wish to voluntarily terminate his employment with the Company.

Brian Hadfield - Former President, Chief Executive Officer and Director

Brian Hadfield resigned as Chief Executive Officer and Director in August 2010. Under the terms of an agreement entered into with Mr. Hadfield at the time of his resignation, Mr. Hadfield received a payment of €250,000. Mr. Hadfield also agreed to certain non-compete and non-solicitation obligations.

Stephen Taylor - Former Chief Financial Officer and Director

Stephen Taylor resigned as Chief Financial Officer in August 2010. Mr. Taylor is the owner of Westbury Marketing Limited (“Westbury”), which is a party to a Consulting Agreement (the “Consulting Agreement”), dated June 1, 2007 with Game Pack, a joint venture made up of three companies owned by the Company. Under the terms of an agreement (the “Agreement”) entered into by the Company with Mr. Taylor at the time of his resignation, the Consulting Agreement was terminated and Westbury received a cancellation fee of €22,000 and CryptoLogic Inc., the Company’s subsidiary, and Mr. Taylor entered into a one year employment contract pursuant to which Mr. Taylor will receive a base salary of C$260,000.

Tom McInnes - Former Managing Director of Ads Dot Com

Tom McInnes resigned as Managing Director of Ads Dot Com in September 2010. Under the terms of an agreement entered into with Mr. McInnes at the time of his departure, Mr. McInnes received a payment of GB£48,150.

Director Compensation

Director Compensation Table

The following table presents all amounts of compensation provided to the directors for the year ended December 31, 2010:

Name (1)	Fees Earned (2)	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Thomas Byrne	59,508	NIL	NIL	NIL	NIL	NIL	59,508
Geoffrey Finlay (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Stephen Freedhoff (4)	19,857	NIL	NIL	NIL	NIL	NIL	19,857
Robert Stikeman (5)	19,857	NIL	NIL	NIL	NIL	NIL	19,857
James Wallace	59,508	NIL	NIL	NIL	NIL	NIL	59,508

(1)	Director compensation for David Gavagan, Brian Hadfield and Stephen Taylor is provided in the Summary Compensation Table.
(2)	All amounts are in US dollars.
(3)	Geoffrey Finlay was appointed on May 17, 2010 and resigned on July 14, 2010, having waived any entitlement to compensation.
(4)	Stephen Freedhoff did not stand for re-election and ceased to be a director on May 17, 2010.
(5)	Robert Stikeman did not stand for re-election and ceased to be a director on May 17, 2010.

Narrative Discussion

Director compensation consists of a retainer fee for non-executive directors and additional fees in connection with service as Board Chairman or committee chairs. For the most recently completed financial year, director fees were set at €40,000 per annum ($52,920 per annum, based on the average effective euro to US dollar exchange rate for fiscal year 2010), with an additional €4,000 ($5,292, based on the average effective euro to US dollar exchange rate for fiscal year 2010) payable in connection with serving as a committee chair, and an additional €66,000 ($90,116 based on the average effective euro to US dollar exchange rate for fiscal year 2010) payable in connection with serving as Chairman of the Board of Directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based or option-based awards outstanding as at December 31, 2010 in respect of the directors.